

July 22, 2015

Mr. Scott Miller
Chief Financial Officer
U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, MO 64195

> **Re:** **U.S. Premium Beef, LLC**
> **Form 10-K for the Fiscal Year Ended December 27, 2014**
> **Filed March 12, 2015**
> **File No. 333-115164**

Dear Mr. Miller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Investment in NBP, Page 18

1. We note your equity investment in National Beef Packing Company, LLC and that it has experienced effects of lower volumes and tighter margins which led to reduced profitability in recent periods. In light of the continual losses of NBP, please tell us how you determined that your investment is recoverable. Please refer to ASC 323-10-35-31 through 32a. Please tell us if you performed an impairment analysis for this investment and provide us with the authoritative guidance you relied upon to support your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief